Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Announces Update to Special Cash Dividend of $2.00 per Share,
Subject to FINRA Approval

Shijiazhuang, Hebei Province, China – June 14, 2017 – Fincera Inc. (“Fincera”, the “Company”, “we” or “our”) (OTCQB: AUTCF) (f/k/a AutoChina International Ltd.), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today announced an update to its planned special cash dividend of $2.00 per share.

The Company’s previously announced dividend is still pending approval by the Financial Industry Regulatory Authority in the United States (FINRA). As a result, the Company’s Board of Directors has approved a change to the record date and distribution date for the dividend. If approved by FINRA, the dividend will be paid on or around June 30, 2017, to all shareholders of record as of the close of business on June 23, 2017. Furthermore, for trading purposes the dividend will be paid under the AutoChina International Ltd. name and CUSIP (OTCQB ticker symbol “AUTCF”).

As of June 8, 2017, the Company had approximately 23.6 million shares outstanding. As of December 31, 2016, the Company had $104.1 million in cash and cash equivalents.

About Fincera Inc.:
Founded in 2005, Fincera Inc. (OTCQB: AUTCF) (f/k/a AutoChina International) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Fincera Inc.	Page 2
June 14, 2017

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

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changing principles of generally accepted accounting principles;

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outcomes of any government or government-related reviews, inquiries, investigations, and related litigation;

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continued compliance with government regulations;

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legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;

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fluctuations in consumer demand;

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management of rapid growth;

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general economic conditions;

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changes in government policy;

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fluctuations in sales of commercial vehicles in China;

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China’s overall economic conditions and local market economic conditions;

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the Company’s business strategy and plans, including its ability to expand through strategic acquisitions, the establishment of new locations, and the introduction of new products and services;

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our ability to successfully integrate recent acquisitions;

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credit risk affecting our revenue and profitability, including our ability to manage the default risk of customers;

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the results of future financing efforts; and

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geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company
Jason Wang	Investor Relations
Chief Financial Officer	The Equity Group Inc.
(858) 997-0680 / jcwang@fincera.net	Carolyne Y. Sohn
Senior Associate
(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com